Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of basic and diluted earnings per share for the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31,
amounts in thousands, except share and per share amounts	2015	2014
Net income	$25,929	$27,968

Basic weighted average shares	14,327,606	14,233,504
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	310,231	174,912

Diluted weighted average shares	14,637,837	14,408,416

Net income per common share:
Basic	$1.81	$1.96

Diluted	$1.77	$1.94